UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (c) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

SRA International, Inc.

(Name of Issuer)

Class A Common Stock, $.004 par value per share

(Title of Class of Securities)

78464R 10 5 (CUSIP Number)

May 23, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78464R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward E. Legasey

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 840,932 6. Shared Voting Power 58,823(1) 7. Sole Dispositive Power 840,932 8. Shared Dispositive Power 58,823(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,755 shares(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person (See Instructions) IN

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Item 1(a).	Name of Issuer:
	SRA International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: SRA International, Inc. 4350 Fair Lakes Court Fairfax, VA 22033

Item 2(a).	Name of Person Filing: Edward E. Legasey

Item 2(b).	Address of Principal Business Office or, if None, Residence: c/o SRA International, Inc. 4350 Fair Lakes Court Fairfax, VA 22033

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Class A Common Stock, $.004 par value per share

Item 2(e).	CUSIP Number: 78464R 10 5

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a: Not Applicable

Item 4. Ownership.
(a)	Amount Beneficially Owned:	899,755
(b)	Percent of Class:	7.1%
(c)	Number of Shares as to Which Such Person Has:
	(i) power to vote or to direct the vote:	840,932
	(ii) shared power to vote or to direct the vote:	58,823	(1)
	(iii) sole power to dispose or to direct the disposition of:	840,932
	(iv) shared power to dispose or to direct the disposition of:	58,823	(1)

Item 5.	Ownership of Five Percent or Less of a Class.
	Not applicable

CUSIP No. 78464R 10 5                                                                                                                                                           Page 4 of 5

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable

(1)	Includes options to purchase 58,823 shares of Class A Common Stock held by a grantor retained annuity trust for the benefit of members of Mr. Legasey’s family of which Mr. Legasey’s wife is a co-trustee.

4

CUSIP No. 78464R 10 5                                                                                                                                                       Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003	/s/ EDWARD E. LEGASEY
Edward E. Legasey Chief Operating Officer